UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On October 22, 2026, Enlivex Ltd., a company organized under the laws of the State of Israel (“Enlivex” or the “Company”), held an Extraordinary General Meeting of Shareholders of the Company, at which, among other things, the shareholders voted on and approved (i) a reverse share split of the ordinary shares at a ratio within a range of not less than 1-for-13 to not more than 1-for-16, to be effected as soon as practicable following shareholder approval, and to authorize the Board of Directors of the Company (the “Board”) to determine the final ratio within such range, and (ii) one or more additional reverse share splits of the ordinary shares at an aggregate ratio within a range of not less than 1-for-2 to not more than 1-for-1,000, to be effected (if at all) on one or more dates to be determined by the Board within the 12-month period immediately following the meeting, and to amend the Company’s Articles of Association accordingly in connection with each such reverse share split.

In accordance with the foregoing authority, the Board has determined to effect a reverse share split of the ordinary shares at a ratio of 1-for-16 (the “Reverse Split”), such that upon the Reverse Split becoming effective, every 16 ordinary shares will be automatically combined and reclassified into one ordinary share. The ordinary shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market on October 27, 2026. The ordinary shares will continue to trade under the symbol “ENLV”. Upon effectiveness of the Reverse Split, the number of Enlivex’s authorized ordinary shares will be ratably reduced from 158,333,333 to 9,895,833, and the par value of each ordinary share will ratably increase from NIS 6.00 to NIS 96.00. Additionally, upon effectiveness of the Reverse Split, the number of issued and outstanding ordinary shares will decrease from 24,511,905 to approximately 1,531,995, subject to adjustment based on the rounding of fractional shares.

No fractional ordinary shares will be issued as a result of the Reverse Split. All fractional shares will be rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all of Enlivex’s outstanding warrants and options. The Reverse Split does not affect any shareholder’s ownership percentage of the ordinary shares (except for adjustments that may result from the rounding up of fractional shares) or modify any voting rights or other terms of the ordinary shares.

The Company’s transfer agent, VStock Transfer, LLC, is acting as exchange agent for the Reverse Split and will send instructions to shareholders of record regarding the exchange of certificates for ordinary shares.

On October 22, 2026, Enlivex issued a press release announcing the Reverse Split. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Report on Form 6-K (including the exhibit hereto) is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926, File No. 333-286956, File No. 333-292417, File No. 333-294284, File No. 333-295215 and File No. 333-298071), filed with the SEC.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: October 22, 2026

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